Exhibit 99.1

Kamada Reports 2017 First Quarter Financial Results

Reaffirms revenue guidance of $100 million for 2017

Proprietary Products segment for 2017 projected at $76-$78 million, up at least 36% compared to 2016

Conference call today at 8:30 am Eastern Time

NESS ZIONA, Israel -- May 16, 2017 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, today announced financial results for the first quarter ended March 31, 2017.

"Our first quarter revenues were impacted by a delay in completing a periodic validation of our filling line which resulted in a delay of shipping product batches," said Amir London, Kamada's Chief Executive Officer.  "Subsequent to the end of the first quarter, the validation was successfully achieved and the delayed shipments will be made. As a result, all delayed revenues from our Proprietary Products segment, worth approximately $11.5M in revenue, will be shifted from the first quarter and recorded in the second quarter of this year.  We remain highly confident in our ability to attain our previously stated guidance of reaching $100 million in total revenue in 2017, out of which $76 to $78 million will come from our Proprietary Products segment representing at least 36% growth year-over-year compared to 2016."

"This significant growth in Proprietary Products sales is mainly the result of our increasing market share for Glassia® in the US, for the treatment of Alpha-1 Antitrypsin Deficiency, sold by Shire as part of the strategic agreement between our companies.  Although the first quarter results are below our expectations, it is important to note that our total revenue for the quarter including the delayed shipments represent a revenue rate supporting our total annual guidance of $100 million", added Mr. London.

"The remainder of 2017 includes multiple potentially value-enhancing milestones for Kamada, as follows:
•
We look forward to a regulatory decision from the European Medicines Agency (EMA) in the second half of the year regarding our inhaled Alpha-1 Antitrypsin (AAT) for the treatment of Alpha-1 Antitrypsin Deficiency

•	We expect to agree on a regulatory path forward with the FDA for the inhaled AAT in the US.
•
In addition, for our G1-AAT IV product in acute Graft-versus-Host Disease (GvHD), we are encouraged by the initiation of the Phase 2/3 trial in the US and we plan on submitting a Clinical Trial Authorization application to the EMA this year in order to conduct a Phase 2/3 study also in Europe.

•
In regards to Kamada's human anti-rabies immunoglobulin therapy in the U.S., we are looking forward to the PDUFA date of August 29, 2017, for the FDA's completion of their review of the previously accepted Biologics License Application,"

It is important to note that all those products are already in an advanced regulatory review or in a late-stage clinical development and they represent a market potential of over $2 billion," concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2017:

•	Total revenues were $11.6 million, a 21% decrease from the $14.8 million reported in the first quarter of 2016.
•	Revenues from the Proprietary Products segment were $6.6 million, a 40% decrease from the $11.1 million reported in the first quarter of 2016.
•	Revenues from the Distributed Products segment were $5.0 million, a 36% increase from, the $3.7 million reported in the first quarter of 2016.
•	Gross profit was $2.3 million, a 52% decrease from the $4.8 million in the first quarter of 2016.
•	Gross margin decreased to 20% from 32% in the first quarter of 2016.
•	Net loss was $4.0 million, or loss of $0.11 per share, compared to a net loss of $2.3 million, or loss of $0.06 per share, in the first quarter of 2016.
•	Adjusted net loss was $3.7 million compared to adjusted net loss of $1.9 million in the first quarter of 2016.

Recent Corporate Highlights:

•
Hosted an R&D Day for investors and analysts focused on GvHD.  The event featured presentations by key opinion leaders, Dr. H. Joachim Deeg, of the Fred Hutchinson Cancer Research Center, and Dr. David M. Gelmont, formerly of Shire/Baxalta, who discussed the current treatment landscape for GvHD in bone marrow transplant patients, and the unmet medical need for patients who develop acute GvHD.  In addition, Kamada's management team provided an overview of the Company's ongoing clinical development work with our intravenous AAT to treat acute GvHD.

•
Signed a collaboration with Massachusetts General Hospital to conduct a proof-of-concept study evaluating the potential benefit of Kamada's AAT on liver preservation. The purpose of the study is to evaluate the effect of Kamada's AAT on graft quality and viability, as well as assess the graft for markers of Ischemia-Reperfusion Injury caused to the liver.

•
Appointed Gwen A. Melincoff to the Company's Board of Directors. Ms. Melincoff has over 25 years of leadership experience in the biotechnology and pharmaceutical industries spanning venture financing, business development, licensing, mergers and acquisitions, research operations, marketing, product management, project management, and public and private company boards.

First Quarter 2017 Financial Results Compared to First Quarter 2016 Financial Results

Total revenues for the first quarter of 2017 of $11.6 million decreased by 21% as compared to $14.8 million in the first quarter of 2016.  Revenues from the Proprietary Products segment declined to $6.6 million for the first quarter of 2017, from $11.1 million in the first quarter of 2016.  Proprietary Products revenues in the first quarter of 2017 were impacted by a delay in the Company's ability to ship product batches as it awaited validation of its filling process.  Kamada has since received that validation and expects that all delayed revenues from the first quarter will be recorded in the second quarter of 2017 as shipments are made.  Distributed Products revenue was $5.0 million, an increase of 36%, as compared with $3.7 million in the first quarter of 2016.

Gross profit for the first quarter of 2017 was $2.3 million, a 52% decrease from the $4.8 million recorded in the first quarter of 2016.  The decrease in gross profit is primarily due to the decrease in revenues of Proprietary Products and the mix of sales of Proprietary versus Distributed products.

R&D expenses in the first quarter of 2017 were $3.2 million, a 23% decrease from the $4.1 million recorded in the first quarter of 2016. Selling, general and administrative expenses were $2.9 million, up 7% from the $2.6 million in the same period in 2016.  Operating loss in the first quarter of 2017 was $3.7 million, compared to the $2.0 million operating loss recorded in the same period of 2016.  Net loss for the first quarter of 2017 was $4.0 million, or loss of $0.11 per diluted share, compared to a net loss of $2.3 million, or loss of $0.06 per diluted share, in the same period of 2016.

2

Negative Adjusted EBITDA for the first quarter of 2017 was $2.6 million, compared with Negative Adjusted EBITDA for the first quarter of 2016 of $0.8 million. Adjusted net loss for the first quarter of 2017 was $3.7 million, compared with an adjusted net loss of $1.9 million in the first quarter of 2016.

Balance Sheet Highlights

As of March 31, 2017, the Company had cash, cash equivalents and short-term investments of $28.6 million, compared with $28.6 million as of December 31, 2016.

2017 Revenue Guidance

For the year ending December 31, 2017, Kamada continues to expect total revenues to be $100 million with Proprietary Products revenues between $76 to $78 million and Distributed Products revenues between $22 to $24 million.

Conference Call

Kamada management will host an investment community conference call on Tuesday, May 16 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-874-1565 (from within the U.S.), 1-80-925-8243 (from Israel), or 719-325-4807 (International) and entering the conference identification number: 2752879. The call will also be webcast live on the Internet on the Company's website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through May 30 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 2752879. The call will also be archived for 90 days on the Company's website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company's flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

3

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

4

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$10,778	$11,605	$9,968
Short-term investments	17,865	23,921	18,664
Trade receivables	10,849	12,042	19,788
Other accounts receivables	2,930	5,922	3,063
Inventories	27,677	31,605	25,594

	70,099	85,095	77,077

Property, plant and equipment, net	22,655	21,465	22,249
Other long-term assets	372	81	370

	$23,027	$21,546	$22,619

	93,126	106,641	99,696
Current Liabilities

Current maturities of bank loans and capital leases	437	191	412
Trade payables	14,648	18,298	16,277
Other accounts payables	4,843	4,350	5,614
Deferred revenues	4,911	4,525	4,903

	24,839	27,364	27,206

Non-Current Liabilities
Long term loans and capital leases	1,330	716	1,364
Employee benefit liabilities, net	820	652	722
Deferred revenues	2,922	7,038	3,661

	5,072	8,406	5,747
Equity
Share capital	9,321	9,320	9,320
Share premium	162,686	162,531	162,671
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	158	210	(27)
Capital reserve from available for sale of financial assets	37	144	19
Capital reserve from share-based payments	10,025	9,245	9,795
Capital reserve from employee benefits	(81)	(59)	(81)
Accumulated deficit	(115,441)	(107,030)	(111,464)
	63,215	70,871	66,743

	$93,126	$106,641	$99,696

5

Consolidated Statements of Comprehensive Income

	Three Months period Ended March 31,		Year ended December 31
	2017	2016	2016
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$6,636	$11,120	$55,958
Revenues from distribution	5,012	3,677	21,536

Total revenues	11,648	14,797	77,494

Cost of revenues from proprietary products	5,165	6,931	37,433
Cost of revenues from distribution	4,185	3,089	18,411

Total cost of revenues	9,350	10,020	55,844

Gross profit	2,298	4,777	21,650

Research and development expenses	3,151	4,107	16,245
Selling and marketing expenses	1,028	835	3,243
General and administrative expenses	1,830	1,813	7,643
Operating loss	(3,711)	(1,978)	(5,481)

Financial income	78	165	469
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	(234)	(149)	127
Financial expense	(23)	(37)	(126)
Loss before taxes on income	(3,890)	(1,999)	(5,011)
Taxes on income	87	300	1,722

Net loss	(3,977)	(2,299)	(6,733)

Other Comprehensive loss:
Items that may be reclassified to profit or loss in subsequent periods:
Gain on available for sale financial assets	18	71	(54)
Profit (loss) on cash flow hedges	207	245	47
Net amounts transferred to the statement of profit or loss for cash flow hedges	(22)	(34)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain from defined benefit plans	-	-	(22)
Total comprehensive loss	$(3,774)	$(2,017)	$(6,835)

Loss per share attributable to equity holders of the Company:

Basic loss per share	$(0.11)	$(0.06)	$(0.18)
Diluted loss per share	$(0.11)	$(0.06)	$(0.18)

6

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March 31,		Year Ended December 31
	2017	2016	2016
	Unaudited		Audited
	In thousands

Cash Flows from Operating Activities

Loss	$(3,977)	$(2,299)	$(6,733)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	884	831	3,501
Finance expenses (income), net	179	21	(470)
Cost of share-based payment	245	381	1,071
Taxes on income	87	300	1,722
Loss from sale of property and equipment	-	10	(18)
Change in employee benefit liabilities, net	98	(135)	(87)

	1,493	1,408	5,719
Changes in asset and liability items:

Decrease in trade receivables	8,490	14,259	3,489
Decrease (increase) in other accounts receivables	(255)	(758)	211
Decrease (increase) in inventories	(2,083)	(5,269)	742
Increase (decrease) in deferred expenses	570	(470)	(433)
Increase (decrease) in trade payables	(1,864)	1,070	(2,650)
Increase (decrease) in other accounts payables	(739)	287	1,520
Increase (decrease) in deferred revenues	(731)	(966)	1,035

	3,388	8,153	3,914

Cash paid and received during the period for:
Interest paid	(4)	(2)	(60)
Interest received	108	286	842
Taxes paid	(4)	(3)	(1,785)

	100	281	(1,003)

Net cash provided by (used in) operating activities	$1,004	$7,543	$1,897

7

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March 31,		Year Ended December 31
	2017	2016	2016
	Unaudited		Audited
	In thousands
Cash Flows from Investing Activities
Proceeds from sale of (investment in) short term investments, net	$912	$(616)	$4,236
Purchase of property and equipment	(736)	(926)	(2,641)
Proceeds from sale of property and equipment	*	21	42

Net cash provided by (used in) investing activities	176	(1,521)	1,637

Cash Flows from Financing Activities
Exercise of warrants and options into shares	1	-	*
Receipt of long-term loans	-	630	1,701
Repayment of long-term loans	(105)	(11)	(211)
Repayment of convertible debentures	-	-	-

Net cash provided by (used in) financing activities
	(104)	619	1,490
Exchange differences on balances of cash and cash equivalent	(266)	(83)	(103)

Increase (decrease) in cash and cash equivalents	810	6,558	4,921

Cash and cash equivalents at the beginning of the year	9,968	5,047	5,047

Cash and cash equivalents at the end of the period	$10,778	$11,605	$9,968

Significant non-cash transactions

Purchase of property and equipment through capital lease	$-	$84	$132
Purchase of property and equipment	$561	-	$1,968

*Represent an amount of less than 1 thousand

8

Adjusted EBITDA

	Three months period Ended March 31		For the year Ended December 31
	2017	2016	2016
	Thousands of US dollar

Net income (loss)	$(3,977)	$(2,299)	$(6,733)
Income tax expense	87	300	1,722
Financial expense, net	(55)	(128)	(343)
Depreciation and amortization expense	884	831	3,501
Share-based compensation charges	245	381	1,071
Expense (Income) in respect of translation differences and derivatives instruments, net	234	149	(127)
Adjusted EBITDA	$(2,582)	$(766)	$(909)

Adjusted net income

	Three months period Ended March 31		For the year Ended December 31
	2017	2016	2016
	Thousands of US dollar

Net income (loss)	$(3,977)	$(2,299)	$(6,733)
Share-based compensation charges	245	381	1,071
Adjusted net income (loss)	$(3,732)	$(1,918)	$(5,662)

9

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$10,778	$11,605	$9,968
Short-term investments	17,865	23,921	18,664
Trade receivables	10,849	12,042	19,788
Other accounts receivables	2,930	5,922	3,063
Inventories	27,677	31,605	25,594

	70,099	85,095	77,077

Property, plant and equipment, net	22,655	21,465	22,249
Other long-term assets	372	81	370

	23,027	21,546	$22,619

	93,126	106,641	99,696
Current Liabilities

Current maturities of bank loans and capital leases	437	191	412
Trade payables	14,648	18,298	16,277
Other accounts payables	4,843	4,350	5,614
Deferred revenues	4,911	4,525	4,903

	24,839	27,364	27,206

Non-Current Liabilities
Long term loans and capital leases	1,330	716	1,364
Employee benefit liabilities, net	820	652	722
Deferred revenues	2,922	7,038	3,661

	5,072	8,406	5,747
Equity
Share capital	9,321	9,320	9,320
Share premium	162,686	162,531	162,671
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	158	210	(27)
Capital reserve from available for sale financial assets	37	144	19
Capital reserve from share-based payments	10,025	9,245	9,795
Capital reserve from employee benefits	(81)	(59)	(81)
Accumulated deficit	(115,441)	(107,030)	(111,464)
	63,215	70,871	66,743

	$93,126	$106,641	$99,696

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income

	As of March 31,		Year ended December 31
	2017	2016	2016
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$6,636	$11,120	$55,958
Revenues from distribution	5,012	3,677	21,536

Total revenues	11,648	14,797	77,494

Cost of revenues from proprietary products	5,165	6,931	37,433
Cost of revenues from distribution	4,185	3,089	18,411

Total cost of revenues	9,350	10,020	55,844

Gross profit	2,298	4,777	21,650

Research and development expenses	3,151	4,107	16,245
Selling and marketing expenses	1,028	835	3,243
General and administrative expenses	1,830	1,813	7,643
Operating loss	(3,711)	(1,978)	(5,481)

Financial income	78	165	469
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	(234)	(149)	127
Financial expense	(23)	(37)	(126)
Loss before taxes on income	(3,890)	(1,999)	(5,011)
Taxes on income	87	300	1,722

Net loss	(3,977)	(2,299)	(6,733)

Other Comprehensive loss:
Items that may be reclassified to profit or loss in subsequent periods:
Gain on available for sale financial assets	18	71	(54)
Profit (loss) on cash flow hedges	207	245	47
Net amounts transferred to the statement of profit or loss for cash flow hedges	(22)	(34)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain from defined benefit plans	-	-	(22)
Total comprehensive loss	$(3,774)	$(2,017)	$(6,835)

Loss per share attributable to equity holders of the Company:

Basic loss per share	$(0.11)	$(0.06)	$(0.18)
Diluted loss per share	$(0.11)	$(0.06)	$(0.18)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2017 (audited)	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net loss	-	-	-	-	-	-	-	(3,977)	(3,977)

Other comprehensive income	-	-	18	-	185	-	-	-	203
Total comprehensive income (loss)	-	-	18		185			(3,977)	(3,774)
Exercise of options into shares	1	15				(15)			1
Cost of share-based payment	-	-	-	-	-	245	-	-	245
Balance as of March 31, 2017	$9,321	$162,686	$37	$(3,490)	$158	$10,025	$(81)	$(115,441)	$63,215

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2016 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Net loss	-	-	-	-	-	-	-	(2,299)	(2,299)

Other comprehensive income (loss)	-	-	71	-	211	-	-	-	282
Total comprehensive income (loss)	-	-	71		211			(2,299)	(2,017)
Forfeiture of options	-	293		-		(293)			-
Cost of share-based payment	-	-	-	-	-	381	-	-	381
Balance as of March 31, 2016	$9,320	$162,531	$144	$(3,490)	$210	$9,245	$(59)	$(107,030)	$70,871

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2015	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Net loss	-	-	-	-	-	-	-	(6,733)	(6,733)
Other comprehensive income	-	-	(54)	-	(26)	-	(22)	-	(102)
Total comprehensive income (loss)	-	-	(54)	-	(26)	-	(22)	(6,733)	(6,835)
Exercise of options into shares	*	433	-	-	-	(433)	-	-	*
Cost of share-based payment	-	-	-	-	-	1,071	-	-	1,071
Balance as of December 31, 2016	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743

* Represent an amount of less 1 thousand.

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March 31,		Year Ended December 31
	2017	2016	2016
	Unaudited		Audited
	In thousands

Cash Flows from Operating Activities

Loss	$(3,977)	$(2,299)	$(6,733)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	884	831	3,501
Finance expenses (income), net	179	21	(470)
Cost of share-based payment	245	381	1,071
Taxes on income	87	300	1,722
Loss from sale of property and equipment	-	10	(18)
Change in employee benefit liabilities, net	98	(135)	(87)

	1,493	1,408	5,719
Changes in asset and liability items:

Decrease in trade receivables	8,490	14,259	3,489
Decrease (increase) in other accounts receivables	(255)	(758)	211
Decrease (increase) in inventories	(2,083)	(5,269)	742
Increase (decrease) in deferred expenses	570	(470)	(433)
Increase (decrease) in trade payables	(1,864)	1,070	(2,650)
Increase (decrease) in other accounts payables	(739)	287	1,520
Increase (decrease) in deferred revenues	(731)	(966)	1,035

	3,388	8,153	3,914

Cash paid and received during the period for:
Interest paid	(4)	(2)	(60)
Interest received	108	286	842
Taxes paid	(4)	(3)	(1,785)

	100	281	(1,003)

Net cash provided by (used in) operating activities	$1,004	$7,543	$1,897

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March 31,		Year Ended December 31
	2017	2016	2016
	Unaudited		Audited
	In thousands
Cash Flows from Investing Activities
Proceeds from sale of (investment in) short term investments, net	$912	$(616)	$4,236
Purchase of property and equipment	(736)	(926)	(2,641)
Proceeds from sale of property and equipment	*	21	42

Net cash provided by (used in) investing activities	176	(1,521)	1,637

Cash Flows from Financing Activities
Exercise of warrants and options into shares	1	-	*
Receipt of long-term loans	-	630	1,701
Repayment of long-term loans	(105)	(11)	(211)
Repayment of convertible debentures	-	-	-

Net cash provided by (used in) financing activities
	(104)	619	1,490
Exchange differences on balances of cash and cash equivalent	(266)	(83)	(103)

Increase (decrease) in cash and cash equivalents	810	6,558	4,921

Cash and cash equivalents at the beginning of the year	9,968	5,047	5,047

Cash and cash equivalents at the end of the period	$10,778	$11,605	$9,968

Significant non-cash transactions

Purchase of property and equipment through capital lease	$-	$84	$132
Purchase of property and equipment	$561	-	$1,968

*Represent an amount of less than 1 thousand

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of March 31, 2017 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2016 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended March 31,2017

Revenues	$6,636	$5,012	$11,648

Gross profit	$1,471	$827	2,298

Unallocated corporate expenses			(6,009)
Finance expenses, net			(179)

Loss before taxes on income			$(3,890)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period Ended March 31, 2016

Revenues	$11,120	$3,677	$14,797

Gross profit (loss)	$4,189	$588	4,777

Unallocated corporate expenses			(6,755)
Finance expenses, net			(21)

Loss before taxes on income			$(1,999)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited

Year Ended December 31, 2016

Revenues	$55,958	$21,536	$77,494

Gross profit	$18,525	$3,125	$21,650

Unallocated corporate expenses			(27,131)
Finance expenses, net			470

Loss before taxes on income			$(5,011)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.   Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
March 31, 2017
Marketable securities at fair value through profit or loss:
Equity shares	74	-
Mutual funds	418	-
Debt securities (corporate and government)	1,088	-
	1,580
Derivatives instruments		177
Available for sale debt securities (corporate and government)	-	8,239

	$1,580	$8,416
March 31, 2016
Marketable securities at fair value through profit or loss:
Equity shares	73	-
Mutual funds	380	-
Debt securities (corporate and government)	964	-
	1,417	-

Derivatives instruments	-	146
Available for sale debt securities (corporate and government)	-	22,504

	$1,417	$22,650
December 31, 2016
Marketable securities at fair value through profit or loss:
Equity shares	70	-
Mutual funds	388	-
Debt securities (corporate and government)	1,032	-
	1,490	-

Derivatives instruments	-	(32)
Available for sale debt securities (corporate and government)	-	9,164

	$1,490	$9,132

b.
During the three months ended on March 31, 2017 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant event during the period

a.	Commencing January 1, 2017, the Israeli regular tax rate was reduced from 25% to 24%.

b.
During Q1 2017 there was a delay in completing a periodical validation of Kamada's plant filling. As a result of this delay, shipments of Proprietary Products inventory, worth approximately $11.5M in revenue were delayed. Subsequent to the end of the first quarter, the needed validation was successfully achieved, and the delayed revenue will be recorded in Q2 2017.  As of March 31, 2017, no provision for write down was recorded on this inventory.